Exhibit 99.3

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NICE Actimize
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NICE Systems Ltd.
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NICE Actimize Solutions Implemented by MetaBank to Support Financial Crime Risk
Strategy
By Providing a 360-Degree View of Enterprise Risk

MetaBank has adopted Actimize’s anti-money laundering (AML) solutions to ensure compliance, detect suspicious activity, and reduce operational costs

New York – October 17, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is implementing its solutions at Iowa-based MetaBank (NASDAQ: CASH) to support the company’s financial crime risk strategy for MetaBank and Meta Payment Systems, its electronic payments division.

MetaBank will utilize the Actimize Enterprise Risk Case Manager platform to provide a 360-degree view of enterprise risk across its business lines, to ensure compliance with the Bank Secrecy and US Patriot Acts requirements and to reduce its operational expenses. Actimize’s Suspicious Activity Monitoring and Customer Due Diligence (CDD) Anti-Money Laundering solutions will support Metabank’s efforts to protect consumers and set the stage for tighter pre-paid industry crime prevention standards.

According to Debra Geister, Senior Vice President, AML/Bank Secrecy Act (BSA) at MetaBank, the institution will leverage the Actimize single platform approach and will add additional Actimize fraud solutions later this year to complete the organization’s enterprise view of financial crime risk. The NICE Actimize solutions provide MetaBank with flexibility and the ability to detect suspicious patterns of activity across organizational silos as well as reduce operational expenses and risk by scaling to support the increasing demands inherent when processing millions of transactions per day.

“As a large, diverse organization, we realized the importance of implementing a comprehensive risk platform to support MetaBank’s future growth and evolving requirements.” said Geister. “The company’s investment to manage financial crime risk is setting the stage to better protect consumers, to detect suspicious activity and to proactively identify fraudulent usage trends in the prepaid industry.”

“Creating a 360-degree view of the organization and of the customer, along with establishing consistency in monitoring suspicious activities, provide powerful benefits to a bank,” said Amir Orad, President and CEO of NICE Actimize. “In addition, regulators are reviewing consistency in compliance implementation at banks. Our experience helping financial institutions develop and execute comprehensive and unique financial crime strategies allows us to assist MetaBank in addressing these challenges, while simultaneously providing a solid foundation that supports their future challenges and operational requirements."

NICE Actimize financial crime solutions provide a common technology and business framework for full-lifecycle prevention and detection, investigation, reporting, and remediation of financial crime. With its customer-centric, enterprise-wide financial crime prevention capabilities, NICE Actimize enables financial institutions to address money laundering risks, as well as new and emerging fraud threats, to streamline processes, and to better serve customers.

Each of the NICE Actimize solutions used at MetaBank can be easily integrated into a larger enterprise financial crime framework. NICE Actimize solutions share a common technology platform, which offers IT cost benefits, operational efficiencies, and performance benefits when compared to integrating disparate systems.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cyber crime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

About Meta Financial Group, Inc.
Meta Financial Group, Inc. (NASDAQ: CASH) is the holding company for its wholly-owned subsidiary MetaBankTM.  MetaBank is a federally-chartered savings bank with four market areas: Northwest Iowa Market, Brookings Market, Central Iowa Market, Sioux Empire Market; and the Meta Payment Systems prepaid card division.  Twelve retail banking offices and one administrative office support customers throughout northwest and central Iowa, and in Brookings and Sioux Falls, South Dakota.